EXHIBIT 99.1

Himax Technologies, Inc. Pre-announces Preliminary Unaudited First Quarter 2021 Financial Results

Company Revenues, Gross Margin and EPS All Exceed Guidance

TAINAN, Taiwan, April 07, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today pre-announced preliminary unaudited key financial results for the three months ended March 31st, 2021. The first quarter revenues, gross margin and EPS all exceeded the guidance issued on February 4th, 2021. Revenues, gross margin and EPS all reached new peaks in the first quarter of 2021.

  Revenues were $309.0 million, an increase of 12.1% sequentially from $275.8 million in the fourth quarter of 2020, higher than the guidance of around 5-10% sequential increase. This represents an increase of 67.4% year-over-year.
  Gross margin was 40.2%, exceeding the guidance of around 37-38%. This represents an increase of 9.0 percentage points sequentially and an increase of 17.5 percentage points compared to the same period last year.
  IFRS earnings per diluted ADS were expected to be around 38.3 cents, exceeding the guidance of 30.0 cents to 34.0 cents. This compares to 19.5 cents in the previous quarter and 1.9 cents in the same period last year. IFRS net profit reached $66.9 million during the quarter.
  Non-IFRS earnings per diluted ADS were expected to be around 38.4 cents, exceeding the guidance of 30.1 cents to 34.1 cents. This compares to 19.7 cents in the previous quarter and 2.2 cents in the same period last year. Non-IFRS net profit reached $67.1 million during the quarter.

“Revenues, gross margin and EPS all hit new records in this quarter, surpassing our prior highs in the fourth quarter of 2020, thanks to persisting demand across our major business segments. Looking into the second quarter, the demands remain robust and the global semiconductor shortage has not shown signs of receding. We expect another strong financial result for the second quarter. We will give detailed updates in the upcoming earnings call,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. The Company will provide its full financial report with investors and analysts at the next conference call in May. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,012 patents granted and 534 patents pending approval worldwide as of March 31st, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use application products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Senior Vice President
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us